EXHIBIT 3.1

GREENFIELD FARMS FOOD, INC.
CERTIFICATE OF DESIGNATION OF
SERIES B CONVERTIBLE PREFERRED STOCK

The Undersigned, on behalf of Greenfield Farms Food, Inc., a Nevada corporation (the “Corporation”), hereby certifies that the following resolutions were adopted by the Corporation’s board of directors (the “Board”), effective as of July 15, 2013, pursuant to the authority conferred upon the Board by the Corporation’s certificate of incorporation, as amended, and in accordance with the Nevada Revised Statutes:

RESOLVED:  that pursuant to the authority granted to and vested in the Board in accordance with the provisions of the Corporation’s certificate of incorporation, as amended, a series of preferred stock of the Corporation is hereby created and designated with the following relative rights, preferences, privileges, qualifications, limitations and restrictions:

1.           Amount; Designation; Sub-Series.  The designation of this series, the authorized amount of which consists of 100,000 shares of preferred stock, is Series B Convertible  Preferred Stock with a par value of $0.001 per share and the stated value shall be $1.00 per share (the “Stated Value”) (the “Series B Preferred Stock”).

2.           Rank.  In the event of the Corporation’s liquidation, the Series B Preferred Stock shall rank senior to any class or series of the Corporation’s capital stock hereafter created that ranks junior to the Series B Preferred Stock;  pari passu with any class or series of the Corporation’s capital stock hereafter created that ranks on parity with the Series B Preferred Stock; and junior to any class or series of the Corporation’s capital stock hereafter created that ranks senior to the Series B Preferred Stock.  The Series B Preferred Stock shall be senior to the Corporation’s common stock and on parity with the Corporation's Series A Preferred Stock.

3.           Voting Rights.  The holders of Series B Preferred Stock shall have voting rights on any matters respecting the affairs of the Corporation submitted to the holders of the Corporation’s voting capital stock, on as  if converted basis on the date of any vote.

4.           Dividends.  Unless otherwise declared from time to time by the Board of Directors, out of funds legally available thereof, the holders of shares of the outstanding shares of Series B Preferred Stock shall not be entitled to receive dividends.

5.           No Preemptive Rights.  Holders of Series B Preferred Stock shall not be entitled, as a matter of right, to subscribe for, purchase or receive any part of any stock of the Corporation of any class whatsoever, or of securities convertible into or exchangeable for any stock of any class whatsoever, whether now or hereafter authorized and whether issued for cash or other consideration or by way of dividend by virtue of the Series B Preferred Stock.

6.           Liquidation Rights.

(a)           Upon any liquidation (voluntary or otherwise), dissolution or winding up of the Corporation, no distribution shall be made to the holders of shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series B Preferred Stock unless, prior thereto, the holders of shares of Series B Preferred Stock . shall have received per share, an amount equal to the greater of (i) the Purchase Price, plus the amount of all declared but unpaid dividends and distributions thereon, if any (the "Series B Liquidation Preference") and (ii) the per share consideration then payable to holders of the Common Stock upon such liquidation, whether or not the holders of the  Series B Preferred Stock shall have converted their shares.

(b)           In the event there are not sufficient assets available to permit payment in full of the Series B Liquidation Preference plus accrued but unpaid dividends, then all of the assets available for distribution shall be distributed ratably to the holders of Series B Preferred Stock in proportion to the amount that would be paid to such holders if such assets were sufficient to permit payment in full.

(c)           For purposes of this Section 6, a liquidation, dissolution or winding up of this Corporation shall be deemed to be occasioned by, or to include (a) the acquisition of the Corporation by another entity by means of any transaction or series of related transactions (including, without limitation, any reorganization, merger, consolidation, issuance of new securities or transfer of issued and outstanding securities) that results in the transfer of fifty percent (50%) or more of the outstanding voting power of the Corporation or (b) a sale or other disposition of all or substantially all of the assets of the Corporation, unless, in any event, within 30 days after delivery of written notice of any such transaction by the Corporation to the holders of the Series B Preferred Stock, the holders of at least a majority of the shares of the Series B Preferred Stock then outstanding provide the Corporation with written notice that such transaction shall not be deemed a liquidation, dissolution or winding up of the Corporation for purposes of this Section 6. The Corporation shall give each holder of the Series B Preferred Stock written notice of any transaction referenced in sub-clauses (a) and (b) of this Section 6( c) no less than 30 days prior to the occurrence thereof.

7.           Conversion Rights.  Each share of Series B Preferred Stock shall convert, if not redeemed pursuant to Section 8, into that number of fully paid and non-assessable shares of Corporation’s common stock on terms that are equal to (i) 100% of the Stated Value divided by (ii) 45% of the lowest trading price of the Company’s common stock for the 90 trading days immediately preceding the Conversion Date (the “Conversion Shares”).

(a)           The Shares of common stock to be issued upon any conversion of Series B Preferred Stock shall be rounded to the nearest full share; no fractional shares of common stock shall be issued upon any such conversion.

(b)           The Corporation shall reserve and keep available out of its authorized but unissued common stock such number of shares of common stock as shall from time to time be sufficient to effect the conversion of the Series B Preferred Stock then outstanding pursuant to the terms of this Certificate of Designation.

(c)           As a condition to the Corporation’s obligation to issue and deliver certificates representing the shares of common stock into which the Series B Preferred Stock is convertible under this Section 7, holders of converted shares of Series B Preferred Stock shall return their certificates representing such preferred stock for cancellation on the Corporation’s books.

8.           Redemption Rights.  At any time after the date of issuance of the Series B Preferred Stock, the Corporation, upon notice delivered to each holder as provided for in this Section 8, may redeem, in cash, the Series B Preferred Stock at 108% of the Stated Value thereof (the “Redemption Price”).

Notice of redemption pursuant to Section 8 shall be provided by the Corporation to the Holder in writing (by registered mail or overnight courier at the Holders last address appearing in the Corporation's security registry) not less than 10 nor more than 15 days prior to the redemption date, which notice shall specify the redemption date and refer to Section 8.  Upon any redemption of the Series B Preferred Stock pursuant to Section 8, each holder shall either deliver the Series B Preferred Stock by hand to the Corporation at its principal executive offices or surrender the same to the Corporation at such address by express courier.  Payment of the Redemption Price specified in Section 8 shall be made by the Corporation to each holder against receipt of the Series B Preferred Stock certificate by wire transfer of immediately available funds to such account(s) as the Holder shall specify to the Corporation.

9.           No Reissuance of Series B Preferred Stock.  Any share or shares of Series B Preferred Stock acquired by the Corporation by reason of redemption, purchase, conversion or otherwise shall be cancelled, shall return to the status of authorized but unissued preferred stock of not designated series, and shall not be reissuable by the Corporation as a Series B Preferred Stock.

10.           Loss, Theft, Destruction of Certificates.  Upon the Corporation’s receipt of evidence of the loss, theft, destruction or mutilation of a certificate representing shares of Series B Preferred Stock (in form reasonable satisfactory to the Corporation) and, in the case of any such loss, theft or destruction, upon receipt of indemnity or security reasonably satisfactory to the Corporation, or, in the case of mutilation, upon surrender and cancellation of the mutilated certificate, the Corporation shall make, issue and deliver, in lieu of such lost, stolen, destroyed or mutilated certificate representing shares of Series B Preferred Stock, a new certificate representing shares of Series B Preferred Stock of like tenor.

11.           Who Deemed Absolute Owner.  The Corporation may deem the holder, whether an individual or an entity, in whose name shares of Series B Preferred Stock is registered upon the Corporation’s books to be, and may treat it as, the absolute owner of such shares of Series B Preferred Stock for all purposes, and the Corporation shall not be affected or bound by any notice to the contrary.

 12.           Transfer Restrictions; Legend.  Certificates representing all shares of Series B Preferred Stock, and all shares of the Corporation’s common stock issued upon conversion thereof have not been registered under the Securities Act or any state or foreign securities laws, and are and will continue to be restricted securities within the meaning of Rule 144 of the General Rules and Regulations under the Securities Act and applicable state statutes, and consents to the placement of an appropriate restrictive legend or legends on any certificates evidencing the securities and any certificates issued in replacement or exchange therefor and acknowledges that the Corporation will cause its stock transfer records to note such restrictions.

13.           Stock-Transfer Register.  The Corporation shall keep at its principal office an original or copy of a register in which it shall provide for the registration of the Series B Preferred Stock.  Upon any transfer of Series B Preferred Stock in accordance with the provisions hereof, the Corporation shall register such transfer on its stock-transfer register.

14.           Amendments.  The Corporation may amend this Certificate of Designation only with the approving vote of holders of a majority of the then-outstanding shares of Series B Preferred Stock.

15.           Headings.  The headings of the sections, subsections and paragraphs of this Certificate of Designation are inserted for the convenience of the reader only and shall not affect the interpretation of the terms and provisions of this Certificate of Designation.

16.           Severability.  If any provision of this Certificate of Designation, or the application thereof to any person or any circumstance, is invalid or unenforceable, (i) a suitable and equitable provision shall be substituted therefore in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision, and (ii) the remainder of this Certificate of Designation and the application of such provision to other persons, entities or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

17.           Governing Law.  The terms of this Certificate of Designation shall be governed by the laws of the State of Nevada, without regard to its conflicts-of-law principles.

In Witness Whereof, Greenfield Farms Food, Inc. has caused this Certificate of Designation to be duly executed in its corporate name on this 15th day of July 2013.

GREENFIELD FARMS FOOD, INC.:

By:	/s/ Henry Fong
Henry Fong
Chief Executive Officer & Sole Director